UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
843,196,990

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
843,196,990

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
68.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank Group Capital Ltd (“SBGC”) and subject to the Proxy, in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent LLC (“T-Mobile Agent”) to Deutsche Telekom, with matching call options granted by SBGC to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by SBGC to Deutsche Telekom), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
843,196,990

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
843,196,990

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
68.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy, in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by SBGC to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by SBGC to Deutsche Telekom), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
843,196,990

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
843,196,990

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
68.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy, in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by SBGC to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by SBGC to Deutsche Telekom), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
843,196,990

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
843,196,990

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
68.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy, in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SBGC and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by SBGC to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by SBGC to Deutsche Telekom), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 9 (this “Amendment No. 9”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020, Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020 and Amendment No. 8 to Schedule 13D filed with the Commission on June 15, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and transfer and other restrictions.  As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 843,196,990 shares of Common Stock, which represents approximately 68.1% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020. This includes (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 304,606,049 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by SBGC to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by SBGC to Deutsche Telekom).

(c) The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Master Framework Agreement

On June 22, 2020, Deutsche Telekom entered into a Master Framework Agreement (the “Master Framework Agreement”), by and among Deutsche Telekom, SoftBank Group Corp., a Japanese kabushiki kaisha  (“SoftBank”), SBGC, Delaware Project 4 L.L.C., a Delaware limited liability company and a wholly owned subsidiary of SoftBank, Delaware Project 6 L.L.C. a Delaware limited liability company and a wholly owned subsidiary of SoftBank (“Project 6 LLC”), Claure Mobile LLC, a Delaware limited liability company (the “Claure Mobile LLC”), T-Mobile and T-Mobile Agent LLC.

The Master Framework Agreement and the transactions contemplated thereby (the “MFA Transactions”) were entered into to facilitate SoftBank’s previously announced decision to monetize a portion of its stockholding in T-Mobile. In connection with the Master Framework Agreement, Deutsche Telekom granted its consent under the Proxy Agreement to the release of up to 198,314,426 shares of common stock of T-Mobile currently held by SoftBank from the transfer restrictions imposed by the Proxy Agreement (the “Released Shares”) in consideration for SBGC granting, directly and indirectly, Deutsche Telekom call options (the “Call Options”) over 101,491,623 shares of Common Stock currently held by SBGC.  In addition, SBGC agreed to waive certain rights it would have to transfer the remaining 4,800,000 shares of Common Stock that it holds that are neither Released Shares nor shares underlying the Call Options, and accordingly, those shares generally may not be transferred without Deutsche Telekom’s consent prior to April 1, 2024.

The shares of Common Stock underlying the Call Options will remain subject to the Proxy Agreement, including the restrictions on transfer, voting proxy and rights of first refusal set forth therein. Any Released Shares not otherwise sold by SoftBank or its affiliates pursuant to the MFA Transactions will remain subject to the Proxy. Project 6 LLC, the SoftBank affiliate that will own the shares of Common Stock underlying the Call Options, will become a party to the Proxy Agreement by entering into a joinder to the Proxy Agreement.

As provided for in the Master Framework Agreement, SBGC plans to sell the Released Shares to T-Mobile through one or more direct or indirect transactions, which include:

(i)
One or more registered public offerings by T-Mobile of its Common Stock (the first closing of any such offering shall be the “Initial Public Equity Offering”), the net proceeds of which will be used by T-Mobile to purchase an equal number of issued and outstanding shares of Common Stock from SBGC, pursuant to a Share Repurchase Agreement, dated as of June 22, 2020 (the “Share Repurchase Agreement”), between SBGC and T-Mobile;

(ii)
One or more offerings of cash mandatory exchangeable trust securities (the first closing of any such offering shall be the “Initial Mandatory Exchangeable Offering”) by a trust, to which T-Mobile will resell Common Stock for cash, which will be used by T-Mobile to purchase an equal number of shares of

Common Stock from SBGC, pursuant to the Share Repurchase Agreement;

(iii)
The issuance of registered, transferable subscription rights to T-Mobile’s existing stockholders, which will provide these stockholders with the right to purchase one share of Common Stock for every 20 shares of Common Stock that they own until July 27, 2020 at the same price per share as the Common Stock sold in the First Public Equity Offering (the “Rights Offering”). SoftBank, Deutsche Telekom, Raul Marcelo Claure and their respective affiliates have agreed not to exercise any rights granted to them in connection with the Rights Offering. To the extent these rights are exercised in the Rights Offering, SoftBank will sell to T-Mobile, for a cash payment equal to the aggregate exercise price received by T-Mobile in the Rights Offering, a number of shares of Common Stock equal to the number of shares of Common Stock to be issued upon the exercise of such rights; and

(iv)
Following the receipt of necessary regulatory approvals, the sale by T-Mobile to Claure Mobile LLC, an entity controlled by Raul Marcelo Claure, of 5,000,000 shares of Common Stock (the “Claure Shares”), at the same price per share as the Common Stock sold in the First Public Equity Offering (the “Claure Purchase”), which will occur simultaneously with the purchase by T-Mobile of 5,000,000 shares of Common Stock from SBGC at an equivalent price pursuant to the Share Repurchase Agreement.

The Common Stock to be sold by SoftBank to T-Mobile, as discussed above, will be released from the Proxy Agreement upon completion of such sale.

In connection with the pending purchase of the Claure Shares, Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure entered into a Proxy, Lock-Up and ROFR Agreement, dated June 22, 2020 (the “Claure Proxy Agreement”), that is substantially similar to the Proxy Agreement.

The foregoing description of the Master Framework Agreement and the MFA Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the Master Framework Agreement, the SB-DT Call Option, the SB-Newco Call Option, the Newco-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 48, 51, 52, 53 and 54 hereto, respectively.

Proxy, Lock-Up and ROFR Agreement (Raul Marcelo Claure)

In connection with the Claure Purchase, Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure entered into the Claure Proxy Agreement, which is substantially similar to the Proxy Agreement. The Claure Proxy Agreement establishes between Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure certain rights and obligations in respect of the Claure Shares and shares of Common Stock acquired by Claure Mobile LLC after the date of the Claure Proxy Agreement (collectively, the “MC Shares”) to enable Deutsche Telekom to continue consolidating T-Mobile into Deutsche Telekom’s financial statements. Pursuant to the Claure Proxy Agreement, at any meeting of the stockholders of T-Mobile, the shares of Common Stock beneficially owned by Claure Mobile LLC will be voted in the manner directed by Deutsche Telekom (the “Claure Proxy”), which obligation will terminate upon the earliest of: (i) the date on which the Claure Proxy Agreement is terminated in accordance with its terms, (ii) with respect to each MC Share, the date on which such MC Share is transferred to a third party in accordance with the terms of the Claure Proxy Agreement, subject to certain exceptions, (iii) the date on which Deutsche Telekom owns 55% or more of the outstanding T-Mobile Voting Securities (as defined below) and (iv) the date on which Deutsche Telekom has transferred an aggregate number of shares representing 5% or more of the outstanding Common Stock as of the date of the Claure Proxy Agreement. The Claure Proxy Agreement also contains certain restrictions on the ability of Claure Mobile LLC to transfer MC Shares, including that Claure Mobile LLC is not permitted to transfer MC Shares without the prior written consent of Deutsche Telekom from and after the date of the Claure Proxy Agreement until April 1, 2024, subject to certain exceptions.

The Claure Proxy Agreement further provides that, until the earlier of the Proxy Fall Away Date and such time as Deutsche Telekom no longer beneficially owns at least 5% of the T-Mobile Voting Securities outstanding as of the date of the Claure Proxy Agreement, subject to certain exceptions, Deutsche Telekom will have a right of first refusal over the sale of MC Shares owned by Claure Mobile LLC.

The Claure Proxy will not be effective against the Claure Shares until the consummation of the Claure Purchase, which requires the satisfaction of various conditions to closing pursuant to the Share Purchase Agreement, between Raul Marcelo Claure, Claure Mobile LLC and T-Mobile, dated June 22, 2020.

The foregoing description of the Claure Proxy Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Claure Proxy Agreement, which is filed as Exhibit 49 hereto.

Second Amended and Restated Stockholders’ Agreement

In connection with the Master Framework Agreement, on June 22, 2020, T-Mobile, SoftBank and Deutsche Telekom entered into an amendment and restatement (the “Second Amended and Restated Stockholders’ Agreement”) of the Amended and Restated Stockholders’ Agreement.

The Second Amended and Restated Stockholders’ Agreement was amended and restated to reflect SoftBank’s forfeiture of its governance rights thereunder, including its consent rights, certain top up rights, its information rights and its matching rights in connection with a potential sale of T-Mobile. SoftBank also forfeited certain consent rights under the Fifth Amended and Restated Certificate of Incorporation of T-Mobile as a result of modifications in the Second Amended and Restated Stockholders’ Agreement.

SoftBank will retain (i) the right to designate one director to the Board so long as SoftBank continues to own at least 9% of the total outstanding Common Stock and any other securities of T-Mobile that are entitled to vote in the election of Directors (collectively, “T-Mobile Voting Securities”) (or 10% of the outstanding T-Mobile Voting Securities if the Additional Shares Issuance Condition has been met under the Letter Agreement, dated as of February 20, 2020, by and among T-Mobile, Deutsche Telekom and SoftBank) and (ii) certain registration rights for so long as it holds at least 5% of the outstanding T-Mobile Voting Securities. If all of the Released Shares are sold pursuant to the MFA Transactions, under the Second Amended and Restated Stockholders’ Agreement, Deutsche Telekom will have the right to designate ten individuals to be nominees for election to the Board of Directors (the “Board”) and SoftBank will not have the right to designate any individuals to be nominees for election to the Board.

The foregoing summary of the Second Amended and Restated Stockholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Second Amended and Restated Stockholders’ Agreement, which is filed as Exhibit 50 hereto.

SB-DT Call Option Agreement

Pursuant to the SB-DT Call Option, dated June 22, 2020 (the “SB-DT Call Option”), between SBGC, as grantor, and Deutsche Telekom, as optionholder, SBGC has granted call options to Deutsche Telekom which entitle Deutsche Telekom to acquire from SBGC, in whole or in part, up to an aggregate of 56,586,144 shares of Common Stock until June 22, 2024. The SB-DT Call Option may be exercised on or after the earlier of (i) May 22, 2024 and (ii) the later of (x) October 2, 2020 and (y) the date on which all Fixed Options (as defined below) have been exercised (without regard to whether settlement of such exercise has occurred).

The SB-DT Call Option can be exercised at an exercise price per share  (the “Floating Exercise Price”) equal to the average of the daily volume-weighted average price per share of Common Stock on The NASDAQ Global Select Market as reported on Bloomberg L.P. page “TMUS US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by SBGC and Deutsche Telekom in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which The NASDAQ Global Select Market is open for trading (a “Trading Day”), for each of the twenty Trading Days immediately preceding the relevant date of exercise; provided that any purported exercise of the SB-DT Call Option made within twenty Trading Days following certain extraordinary events shall be deemed made on the Trading Day immediately following the expiration of such twenty Trading Day period.

The Call Option Support Agreement, dated as of June 22, 2020 (the “Call Option Support Agreement”), by and among SoftBank, SBGC, Project 6 LLC, Deutsche Telekom and T-Mobile Agent,  provides that Deutsche Telekom, in its sole discretion, may settle the strike price of the SB-DT Call Option using cash, Deutsche Telekom shares, or a combination of both. If Deutsche Telekom chooses to settle the strike price with Deutsche Telekom shares (a “DT Share Election”), the value of the Deutsche Telekom shares will be equal to 96% of the arithmetic average of the volume-weighted average price of Deutsche Telekom shares for a period consisting of the twenty consecutive trading days immediately preceding the date on which notice of the election to exercise in Deutsche Telekom shares is provided to the grantor, provided that no market disruption event occurs during the twenty Trading Day period.

The Floating Exercise Price shall be subject to customary adjustment from time to time as a result of certain specified events, including stock splits, subdivisions, reclassifications or combinations of the Common Stock, dividends (other than cash dividends) and merger events. If any shares of Common Stock underlying the SB-DT Call Option are transferred as a result of a foreclosure on such shares of Common Stock under a margin loan or a purchase pursuant to Deutsche Telekom’s right of first refusal, the number of shares of Common Stock subject to the SB-DT Call Option will be reduced by the number of shares of Common Stock transferred.

Deutsche Telekom or any subsequent optionholder may pledge, transfer or assign its rights and obligations under the SB-DT Call Option, in whole or in part, subject to certain restrictions.

The foregoing description of the SB-DT Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the SB-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 51 and 54 hereto, respectively.

SB-Newco Call Option and Newco-DT Call Option (Matching Back-to-Back Call Options)

Pursuant to the SB-Newco Call Option, dated June 22, 2020 (the “SB-Newco Call Option”), between SBGC, as grantor, and T-Mobile Agent, as optionholder, SBGC has granted call options to T-Mobile Agent, which entitle T-Mobile Agent to acquire from SBGC, in whole or in part, up to an aggregate of 44,905,479 shares of Common Stock until June 22, 2024, and T-Mobile Agent has granted matching back-to-back call options pursuant to the Newco-DT Call Option, dated June 22, 2020 (the “Newco-DT Call Option” and, together with the SB-Newco Call Option, the “Fixed Options”), among T-Mobile Agent, as grantor, SBGC, as registrar, and Deutsche Telekom, as optionholder, which entitle Deutsche Telekom to acquire from T-Mobile Agent the same number of shares of Common Stock on the same economic terms, as T-Mobile Agent is entitled to acquire from SBGC pursuant to the SB-Newco Call Option.

The Fixed Options may be exercised at any time at a price per share equal to the lesser of (x) $106.90 and (y) the volume-weighted average price of the Released Shares sold in one or more underwriting public offerings of Common Stock during the period beginning on June 22, 2020 and ending on the earlier of (A) December 22, 2020, and (B) the close of business on the business day immediately preceding the date of delivery of the first notice of exercise of the Fixed Options, calculated after all discounts, commissions, spreads, fees or other similar amounts as determined by, or agreed to with, the underwriters, placement agents or other persons performing similar functions in connection with such public offerings.

The Call Option Support Agreement provides that Deutsche Telekom, in its sole discretion, may make a DT Share Election on the terms described above with respect to all or a part of the strike price of the Fixed Options.

The exercise price of, and number of shares of Common Stock underlying the Fixed Options shall be subject to customary adjustment from time to time as a result of certain specified events, including stock splits, subdivisions, reclassifications or combinations of the Common Stock, dividends and merger events. If any shares of Common Stock underlying the Fixed Options are transferred as a result of a foreclosure on such shares of Common Stock under a margin loan or a purchase pursuant to Deutsche Telekom’s right of first refusal, the number of shares of Common Stock subject to the Fixed Options will be reduced by such excess of the number of transferred shares of Common Stock over the number of shares of Common Stock subject to the SB-DT Call Option reduced as a result of such foreclosure or purchase.

Deutsche Telekom or any subsequent optionholder may pledge, transfer or assign its rights and obligations under the Fixed Options, in whole or in part, subject to certain restrictions.

On or after October 2, 2020, each of Deutsche Telekom and T-Mobile Agent shall have the right at any time to effectuate an exchange of the Newco-DT Call Option pursuant to which T-Mobile Agent shall (i) transfer and assign to each optionholder of the Newco-DT Call Option a pro rata interest in the SB-Newco Call Option and (ii) assign to each optionholder a pro rata interest in the collateral documentation securing the shares of Common Stock underlying such Fixed Options to secure its obligations thereunder.

The foregoing description of the SB-Newco Call Option and Newco-DT Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the SB-Newco Call Option, the Newco-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 52, 53 and 54 hereto, respectively.

Lock-Up Agreements

In connection with the Initial Public Equity Offering and the Initial Mandatory Exchangeable Offering, respectively, on June 22, 2020, Deutsche Telekom entered into customary lock-up agreements addressed to Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their capacity as underwriters and initial purchasers, respectively (the lock-up agreement related to the Initial Public Equity Offering, the “Equity Offering Lock-Up Agreement” and, the lock-up agreement related to the Mandatory Exchangeable Offering, the “Mandatory Exchangeable Offering Lock-Up Agreement” and together, the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreements, Deutsche Telekom has agreed, for a period of 90 days from the date of the final prospectus in connection with the Initial Public Equity Offering and the date of the final offering memorandum in connection with the Initial Mandatory Exchangeable Offering, as applicable, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to any sale, loan, pledge or other disposition, or transfer of, any of the economic consequences of ownership of any shares of Common Stock (any such sale, loan, pledge or other disposition, or transfer of economic consequences referred to in the preceding clauses (i) and (ii), a “Transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in the preceding clauses (i) and (ii) (the foregoing, the “Lock-Up Restrictions”) without the consent of Goldman Sachs & Co, LLC and Morgan Stanley & Co. LLC.

Notwithstanding the Lock-Up Restrictions, the Lock-Up Agreements permit Deutsche Telekom to Transfer shares of Common Stock in certain circumstances, including through the direct or indirect Transfer of Deutsche Telekom’s rights or economics pursuant to the Call Options.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the Equity Offering Lock-Up Agreement and the Mandatory Exchangeable Offering Lock-Up Agreement, which are filed as Exhibits 55 and 56 hereto, respectively.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
48
Master Framework Agreement, dated as of June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 4 L.L.C., Delaware Project 6 L.L.C, Claure Mobile LLC, Deutsche Telekom AG, T-Mobile US, Inc. and T-Mobile Agent LLC

49	Proxy, Lock-Up and ROFR Agreement, dated as of June 22, 2020, by and among Deutsche Telekom AG, Claure Mobile LLC and Raul Marcelo Claure
50	Second Amended and Restated Stockholders’ Agreement, dated as of June 22, 2020, by and among Deutsche Telekom AG, SoftBank Group Corp. and T-Mobile US, Inc. (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-3 filed with the Commission on June 22, 2020)
51	SB-DT Call Option, dated June 22, 2020, between SoftBank Group Capital Ltd, as grantor, and Deutsche Telekom AG, as optionholder
52	SB-Newco Call Option, dated June 22, 2020, between SoftBank Group Capital Ltd, as grantor, and T-Mobile Agent LLC, as optionholder
53	Newco-DT Call Option, dated June 22, 2020, among T-Mobile Agent LLC, as grantor, SoftBank Group Capital Ltd, as registrar, and Deutsche Telekom AG, as optionholder
54	Call Option Support Agreement, dated June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., Deutsche Telekom AG and T-Mobile Agent LLC
55	Lock-Up Agreement, dated June 22, 2020, by Deutsche Telekom AG, relating to the Initial Public Equity Offering
56	Lock-Up Agreement, dated June 22, 2020, by Deutsche Telekom AG, relating to the Initial Mandatory Exchangeable Offering

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Frank Schmidt
	Name:	Frank Schmidt
	Title:	Managing Director

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Raphael Kübler
	Name:	Raphael Kübler
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With(2)
		Sole VotingPower	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	304,606,049 (24.6%)	0	0	304,606,049	0
SoftBank Group Capital Limited	304,606,049 (24.6%)	0	0	304,606,049	0

(1) See the Schedule 13D/A filed on June 15, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of June 15, 2020.

(3) Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.